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                            January 11, 2023

       Ziyang Long
       Chief Executive Officer
       Republic Power Group Ltd.
       158 Kallang Way #06-08
       Singapore, Republic of Singapore S349245

                                                        Re: Republic Power
Group Ltd.
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed December 23,
2022
                                                            File No. 333-266256

       Dear Ziyang Long:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to the Registration Statement on Form F-1

       Management   s Discussion and Analysis of Financial Condition and
Results of Operations
       Liquidity and Capital Resources, page 39

   1. As previously requested in prior comment 7 of our letter dated April 19, 2022 and prior comment 1 of our letter
dated August 2, 2022, please revise to disclose the minimum
                                                        period of time that you
will be able to conduct planned operations using only currently available capital
resources. We refer you to FRC 501.03(a) and Section IV of SEC
                                                        Interpretive Release
33-8350.
 Ziyang Long
FirstName  LastNameZiyang
Republic Power  Group Ltd. Long
Comapany
January 11,NameRepublic
            2023         Power Group Ltd.
January
Page 2 11, 2023 Page 2
FirstName LastName
Selling Shareholders, page 59

2. Please revise the table to reflect only the selling shareholders who are offering shares in this prospectus as part of the underwriting agreement. We note that you have a separate
         Resale Prospectus for the shares being offered by selling shareholders who have not entered into an underwriting agreement. Please also revise the table in the Resale
         Prospectus to reflect only the shares being sold pursuant to that prospectus.
Consolidated Financial Statements
Note 14. Subsequent events, page F-25

3. You disclose that subsequent events were evaluated through December 20, 2022, the date the consolidated financial statements were issued. However, we note that the audit opinion is dated December 22, 2022. Please advise or revise.
        You may contact Megan Akst, Senior Staff Accountant, at 202-551-3407 or Christine
Dietz, Senior Staff Accountant, at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Gibbs-Tabler, Staff Attorney, at 202-551-6388 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      Joan Wu